DESCRIPTION OF CAPITAL STOCK

As of January 31, 2020, Smartsheet Inc. (“we,” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Class A common stock.

The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated articles of incorporation and amended and restated bylaws, which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part, and to the applicable provisions of Washington law.

Authorized Capital Stock

Our authorized capitalized shares consist of 500,000,000 shares of Class A common stock, no par value per share, 500,000,000 shares of Class B common stock, no par value per share, and 10,000,000 shares of undesignated preferred stock, no par value per share.

On September 19, 2019, all of our outstanding shares of Class B common stock automatically converted into the same number of shares of Class A common stock pursuant to the terms of our amended and restated articles of incorporation. No additional shares of Class B common stock may be issued following such conversion.

Common Stock

Dividend rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting rights

Holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of shareholders. Our amended and restated articles of incorporation provide that shareholders are not entitled to cumulative voting for the election of directors.

No preemptive or similar rights

Our amended and restated articles of incorporation provide that the holders of our Class A common stock are not entitled to preemptive rights and our Class A common stock is not subject to redemption or sinking fund provisions.

Right to receive liquidation distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our shareholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion

Shares of our Class A common stock are not convertible into any other shares of our capital stock.

Preferred Stock

Pursuant to our amended and restated articles of incorporation, our board of directors is authorized, subject to limitations prescribed by Washington law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our shareholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our shareholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our common stock.

Anti-Takeover Provisions

The provisions of Washington law, our amended and restated articles of incorporation, and our amended and restated bylaws could have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Washington law

We are subject to the Washington Business Corporations Act (“WBCA”), which imposes restrictions on certain transactions between a corporation and certain significant shareholders. The WBCA generally prohibits a “target corporation” (as defined in the WBCA) from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved (1) prior to the time of the acquisition, by a majority of the members of the target corporation’s board of directors or (2) at or subsequent to the acquiring person’s share acquisition time, by a majority of the members of the target corporation’s board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting shares, except for shares beneficially owned by or under the voting control of the acquiring person. Such prohibited transactions include, among other things:

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from the acquiring person;

•
termination of 5% or more of the employees of the target corporation employed in Washington, whether at one time or over a five-year period as a result of the acquiring person’s acquisition of 10% or more of the shares; or

•	allowing the acquiring person to receive any disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur if it complies with “fair price” provisions specified in the statute or are approved at an annual or special meeting of shareholders by a majority of the outstanding shares other than those of which the acquiring person has beneficial ownership. As a result, Chapter 23B.19 of the WBCA could have the effect of delaying, deferring, or preventing a change in control.

Amended and Restated Articles of Incorporation and Amended and Restated Bylaws provisions

Our amended and restated articles of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

Board of directors vacancies

Our amended and restated articles of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a shareholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

Classified board

Our amended and restated articles of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could discourage a third-party from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for shareholders to replace a majority of the directors on a classified board of directors.

Shareholder action; special meeting of shareholders

Our amended and restated articles of incorporation and amended and restated bylaws provide that special meetings of our shareholders may be called only by a majority of our board of directors, the chair of our board of directors, our chief executive officer, or our president, thus prohibiting a shareholder from calling a special meeting. Further, under Washington law, shareholders of public companies can act by written consent only by obtaining unanimous written consent in order for the action to be effective. This limit on the ability of our shareholders to act by less than unanimous written consent may increase the amount of time required to take shareholder action. These provisions might delay the ability of our shareholders to force consideration of a proposal or for shareholders to take any action, including the removal of directors.

Advance notice requirements for shareholder proposals and director nominations

Our amended and restated bylaws provide advance notice procedures for shareholders seeking to bring business before our annual meeting of shareholders or to nominate candidates for election as directors at our annual meeting of shareholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a shareholder’s notice. These provisions might preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No cumulative voting

Washington law provides that shareholders are entitled to cumulative voting in the election of directors unless a corporation’s articles of incorporation provide otherwise. Our amended and restated articles of incorporation and amended and restated bylaws provide that shareholders are not entitled to cumulative voting.

Directors removed only for cause

Our amended and restated articles of incorporation provide that shareholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of our capital stock.

Supermajority requirements for amendments of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Our amended and restated articles of incorporation further provide that the affirmative vote of holders of at least two-thirds of the voting power of all the then outstanding shares of voting stock will be required to amend certain provisions of our amended and restated articles of incorporation, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. The affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock is required to amend or repeal our amended and restated bylaws, although our amended and restated bylaws may be amended by a simple majority vote of our board of directors.

Issuance of undesignated preferred stock

Pursuant to our amended and restated articles of incorporation, our board of directors has the authority, without further action by the shareholders to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Choice of Forum

Our amended and restated articles of incorporation provide that the federal and state courts located within the State of Washington are the exclusive forum for any internal corporate proceedings (as defined in the WBCA).

Listing

Our Class A common stock on the New York Stock Exchange under the symbol “SMAR.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is Operations Center, 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is (800) 937-5449.